Filed by FinServ Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FinServ Acquisition Corp.

(Commission File No. 001-39116)

The following article was posted to BusinessInsider.com on March 1, 2021

CEO Orlando Zayas was rejected for a Gap credit card in 2008. Now, his billion-dollar lease-to-own company helps people afford necessities.

Hayley Cuccinello

Katapult CEO Orlando Zayas. Courtesy of Katapult

Orlando Zayas runs Katapult, a lease-to-own company that accepts shoppers rejected by lenders.

Revenue topped $200 million in 2020. Katapult was valued at $1 billion in an SPAC merger agreement.

Insider spoke with Zayas about how Katapult has thrived during COVID.

Visit the Business section of Insider for more stories.

One out of five credit card applications were rejected in October, double the rate from before the pandemic, according to the Federal Reserve. Orlando Zayas, CEO of fintech platform Katapult, knows what it feels like.

A Puerto Rico-born army brat whose father died when he was 10, Zayas had to pay his own way at the University of Houston. He was always mindful of his credit score, but when Zayas was rejected for a Gap credit card in 2008, he was shocked.

Why wasn’t his 840 credit score good enough? Wary lenders tightened their restrictions during the financial crisis, Zayas said. It happened again with the pandemic and could recur this year.

“The unemployment rate is still pretty high, and a lot of people may be missing a payment here and there, and that causes their credit score to go down,” Zayas, 58, told Insider.

Now the former General Electric executive runs Katapult, which allows consumers turned down for credit by popular lenders, such as Affirm, to buy tires, laptops, and other goods on a lease-to-own basis. Customers pay a $45 initiation fee and the lease can be twice the cash price of the purchase, but it can still be cheaper to use Katapult than take on credit card debt because there are no late fees or compounding interest. Items can be returned within 30 days to Katapult, and if customers pay within 90 days, the cost is only 5% above the cash price, excluding the $45 fee.

Katapult’s revenue, which was $17 million when Zayas took over in 2017, topped $200 million, in no small part, due to COVID-19. With the ecommerce boom and economic recession, more shoppers are using “buy now, pay later” (BNPL) services than ever. The pandemic accelerated the New York-based firm’s timeline for going public. Valued at $1 billion in an SPAC merger agreement, Katapult expects to trade on Nasdaq early next fiscal quarter.

Insider spoke with Zayas about how Katapult has thrived during the pandemic by accepting consumers rejected by other lenders.

So Katapult accepts “non-prime consumers,” people who get turned down by prime lenders like Affirm, for instance. What makes a consumer non-prime? A bad credit score?

There’s a host of reasons that people can fall into the non-prime. It could be a medical bill that got away from them that they didn’t anticipate. Maybe they lost their job and they’re trying to recover from that. Prime lenders have very little loss appetite, and we see that they approve at point of sale between 40% to 50% of consumers.

Lending to a non-prime consumer sounds inherently riskier. Has that risk been shown in rates of repayment?

No, and I think it’s due to our really strong underwriting. We don’t have long-term contracts with our consumers. Most of them pay off their leases in seven months on average. Our portfolio churns pretty quickly so if we start to see declines in paythrough we can tighten up pretty quickly. There’s not a long tail of three years or a mortgage, which is more like 30 years. We are in a waterfall situation where, when the economy gets rough, the prime lenders tighten up. We’re actually a beneficiary of that because we see a better credit quality than we’ve seen in the past get turned down, and we can still manage that risk. We don’t get hit as hard as prime lenders do during a recession.

Are there any purchases that are off-limits?

We don’t do things that aren’t durable goods like clothing, groceries, jewelry. I want to help people get the items they need. You need a refrigerator, you need a sofa. You need tires for your car to go back and forth to work. You don’t necessarily need a diamond bracelet. We stick to stuff people need versus want. I think that helps repayment as well as back because they want to preserve that credit option for future needs.

Do you view prime lenders like Affirm or Klarna as competitors?

No. We actually have a partnership with Affirm. We’ve talked to just about every prime lender there is about creating partnerships. It’s all about the retailer. If a retailer relies on financing, they want their finance partner to approve 100% of consumers. But they don’t do that because there is risk online of fraud but also just credit risk. The Affirms of the world aren’t approving everybody so if they bring us in on a waterfall, suddenly their approval rate to the retailer goes up, and they’re getting an incremental customer.

Give me an example of how this referral system works.

Let’s say you go online to buy a Purple mattress through Affirm. You won’t see our name anywhere but it does say that you agree to share your information with another lender if for some reason Affirm can’t approve it. If Affirm declines a purchase, they send the data to us. If we approve it, a message will pop back up to the consumer saying, “Sorry, you were turned down for your loan with Affirm, but we have this offer for Katapult for lease to own.” We’re able to disclose exactly what the customer would pay, and then they can decide whether to take the offer.

How did the pandemic impact Katapult?

Heading into 2020, we were on track to do around $160 million to $180 million in revenue. COVID actually helped us because people were working and shopping from home. The stimulus helped actually; our second busiest day of the month was April 15 when the stimulus hit. I think the non-prime consumer felt comfortable that they could take out a payment plan to buy what they needed, and people were at home. For example, they were sitting on a couch, and thinking, “I really need to replace this couch with something more comfortable because we’re spending a lot more time on it so let’s look at Wayfair.” People weren’t spending money on going to the theater or going to football games and doing all these other things so they really focused on making their home comfortable, and we were the beneficiary of that a little bit. What also happened is that customers now understand how to buy stuff on e-commerce. To give you a personal example, I needed a new refrigerator, and I bought it online having never gone to the store to look at it.

What led to the decision to go public this year?

We were growing pretty fast [during the pandemic]. One of our competitors on the brick-and-mortar side made an unsolicited offer for the business in the summer. The board looked at it and we decided to see what the business was worth and what our options were. We went through that evaluation process, hired an investment banker, and then the SPAC came up. Quite frankly, I didn’t even know what a SPAC was six months ago and I had to do my due diligence. I was like, “Wow, this is a pretty exciting way to go public,” which I thought was in our future but down the line, maybe in a couple of years. This just accelerated that. Then we found Finserv, who really appreciated the fact that we had a strong management team, and that we were profitable because many of these SPACs are electric car companies that have a great idea but haven’t really made any money yet.

There is a dramatic contrast between the people who use BNPL – people who sometimes can’t afford necessary purchases – versus the BNPL founders who are beneficiaries of these massive IPOs. Do you see that as well?

There is a juxtaposition between the consumer using BNPL and the people that are benefiting from the IPOs. I think I come from the world of the consumer. I was an army brat. My dad died when I was 10. I put myself through school. I understand why this non-prime consumer has to spread their payments out because Lord knows I spread my college tuition payments out as long as I could. I have never forgotten my background. How we treat these consumers at Katapult is very important to me personally because I was that consumer when I was in college.

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Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Katapult’s and FinServ’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Katapult and FinServ. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of FinServ or Katapult is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Katapult; risks related to the concentration of Katapult’s business among a relatively small number of merchants; the effects of competition on Katapult’s future business; the impact of the COVID-19 pandemic on Katapult’s business; the ability of FinServ or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in FinServ’s final prospectus dated October 31, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of FinServ filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of FinServ or Katapult presently know or that FinServ or Katapult currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FinServ’s and Katapult’s expectations, plans or forecasts of future events and views as of the date of this communication. FinServ and Katapult anticipate that subsequent events and developments will cause FinServ’s and Katapult’s assessments to change. However, while FinServ and Katapult may elect to update these forward-looking statements at some point in the future, FinServ and Katapult specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FinServ’s and Katapult’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this communication is based on the estimates of Katapult and FinServ management. Katapult and FinServ obtained the industry, market and competitive position data used throughout this communication from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Katapult and FinServ believe their estimates to be accurate as of the date of this communication. However, this information may prove to be inaccurate because of the method by which Katapult or FinServ obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed transaction, FinServ has filed a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of FinServ’s common stock in connection with FinServ’s solicitation of proxies for the vote by FinServ’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Katapult’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, FinServ will mail a definitive proxy statement/prospectus, when available, to its stockholders and Katapult’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about FinServ, Katapult and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by FinServ through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Katapult and FinServ or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Participants in the Solicitation

FinServ and Katapult and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of FinServ in its Annual Report on Form 10-K, filed with the SEC on March 27, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Contacts

Katapult Media Contact

Brian Ruby

ICR for Katapult

203-682-8268

Katapult-PR@icrinc.com

Katapult Investor Contact

William Maina

ICR for Katapult

646-277-1236

Katapult-IR@icrinc.com

FinServ Investor Contact

FinServ-IR@icrinc.com